

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

John Rood
Chief Executive Officer
Momentus Inc.
3901 N. First Street
San Jose, California 95134

  Re: Momentus Inc.
    Registration Statement on Form S-3
    Filed on September 22, 2025
    File No. 333-290425

Dear John Rood:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Bradley Ecker at 202-551-4985 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing